SHEARMAN & STERLING

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114, AVENUE DES CHAMPS-ELYS[redacted]

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
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ASHINGTON, D.C

02042175

June 12, 2002

By Hand Delivery

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
P JUL 01 2002
THOMSON FINANCIAL

RECD S.E.C.
JUN 18 2002
1086

IT Holding S.p.A.
Information Pursuant to Rule 12g3-2(b)
File No. 82-4728

Dear Sir or Madam,

On behalf of IT Holding S.p.A. ("IT Holding") and pursuant to Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed the following press releases:

i. A press release dated November 5, 2001 announcing 4 new manager appointments in relation to the Malo and Extè trademarks,
ii. A press release dated November 12, 2001 announcing IT Holding's 2001 third quarter results,
iii. A press release dated December 3, 2001 announcing that the IT Holding Group acquired the license for the production and distribution of Gianfranco Ferré eyewear,
iv. A press release dated December 20, 2001 announcing that the Shareholders' General Meeting of IT Holding S.p.A. extended the authorization for the share buy-back plan to the Board of Directors,
v. A press release dated March 13, 2002 announcing that IT Holding convened a shareholders' meeting to grant a share capital increase,
vi. A press release dated March 20, 2002 announcing that the IT Holding Group renewed its license agreements with Versace,
vii. A press release dated March 28, 2002 announcing the decisions of the Board of Directors, including the Gianfranco Ferré acquisition, the issue of a € 200 million bond, and the 2001 fiscal year results,
viii. A press release dated April 15, 2002 announcing that the management held an analyst conference concerning the Gianfranco Ferré,
ix. A press release dated May 6, 2002 announcing the resolutions of the Annual Shareholders' Meeting, including the approval of fiscal year 2001 results, a share capital increase, and the appointment of 2 directors,

dlw 6/26

x. A press release dated May 13, 2002 announcing the approval of the financial results for the first quarter 2002 as well as 3 appointments,

xi. A press release dated May 29, 2002 announcing the renewal of the license agreement with Dolce & Gabbana, and

xii. A press release dated June 3, 2002 announcing the terms and conditions of the share capital increase.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

John André Felitti

cc: Vittorio Notarpietro
IT Holding S.p.A

IT HOLDING

IT HOLDING S.p.A.: 4 NEW MANAGERS APPOINTED IN RELATION TO THE MALO AND EXTÈ TRADEMARKS.

PIERLUIGI MANCINELLI (BRAND MANAGER) AND GALLIANO CAMPANA (SALES AND MARKETING MANAGER) JOIN THE MALO BRAND.

FRANCESCO LAMPRONTI (MANAGING DIRECTOR) AND VINCENZO SCOGNAMIGLIO (BRAND MANAGER) START WITH EXTÈ.

Milan, 5th November 2001: 4 new managers appointed within the IT Holding Group for the Malo and Extè brands.

Pierluigi Mancinelli will lead the development of Malo, the brand owned by the IT Holding Group, which is a leader in the cashmere sector.

Mr. Mancinelli, 43 years old, comes from Cuneo and holds a degree in law, and joined the IT Holding Group from Valextra, where he was the Chairman and Chief Executive Officier until July 2001. Prior to that he had held important positions in Gucci and Pineider.

In addition to this new position in Malo, Galliano Campana has been appointed as Sales and Marketing Manager of the same brand.

Mr. Campana, who is 37 years old, comes from Modena, and has several years experience at Cantarelli and Vestimenta.

As regards Extè, the first new appointment is Francesco Lampronti, who will be the Managing Director of the designer brand.

Mr. Lampronti, who is 37 years old, comes from Bologna and has a degree in Economics and Commerce, has already held the position of Sales and Licences Manager for Europe and the Middle East for Calvin Klein. Prior to joining the IT Holding Group, he was Sales and Marketing Manager at Emanuel Ungaro in Paris.

Mr. Lampronti enters Extè together with Vicenzo Scognamiglio, a 37-years-old Neapolitan, who holds a degree in Political Sciences and previously worked for Escada and Calvin Klein.

The Chairman and Chief Executive Officer, Mr. Tonino Perna made the following statement: "These appointments continue the process of strengthening the managerial skills within individual brands as well as centralising the holding functions within IT Holding S.p.A.. The managers who have just joined us, whom I would heartily like to welcome, will assist in the development of growth based on a multi-brand strategy".

The IT Holding Group – a leader in design, the production and distribution of luxury goods in the prêt-à-porter sector, eyewear, accessories and perfumes – will publish its third quarterly statement for 2001 next week.

* * * * * * * * * * * *

IT Holding S.p.A., is a company that is quoted on the Italian Stock Exchange (Reuters: ITH.MI Bloomberg: ITH IM), and, as such, leads a group of companies that operate in design, the production and distribution of luxury goods (prêt-à-porter, eyewear, accessories

and perfumes, which have their own brands - Malo, Extè, Try, Romeo Gigli, Gentryportofino – as well as trademarks under license - Gianfranco Ferré Jeans, Gianfranco Ferré Sport, D&G, Versus, Versace Jeans, Husky, Just Cavalli, No Limits, Body Glove, Anna Sui, Zerorh+. IT Holding S.p.A. distributes its products through independent sales outlets and its own shops, which are located in major cities.

Representing the press:

Federico Steiner
Niccolò Moschini
Barabino & Partners
Tel. +39 02 72023535

Representing investors:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Tel. +39 02 7630391

IT HOLDING

IT HOLDING RELEASED 2001 THIRD QUARTER RESULTS: NET SALES WERE €421.4 MILLION (+23% YOY), EBITDA WAS €47,4 MILLION (+17.8% YOY)

Milan, Italy, November 12th, 2001: The Board of Directors of IT Holding S.p.A. approved today 2001 third quarter results. Net sales were €421.4 million (+23% yoy) and EBITDA was €47.4 million (+17.8% yoy).

Both the apparel and eyewear businesses recorded positive trends. Net sales in the apparel business were €384.7 million (+20% yoy) and EBITDA was €43.7 million (+18% yoy). In the eyewear business, net sales were €34.1 million (+82% yoy) and EBITDA was €3.7 million (+16% yoy). EBITDA recorded a strong growth, despite higher costs sustained for strengthening the business structures.

The geographical breakdown of sales is substantially unchanged, compared to the first nine months of 2000. In particular, Italy accounted for 39.8%, the rest of Europe for 37.6%, America for 12.6%, and the rest of the world for 10% of the total net sales.

Management confirmed 2001 net sales target above €500 million.

The acquisition of DESIL (specialised in the production of gold-laminated eyewear) and ITF (company that will develop and distribute perfumes and cosmetics) are the Group's main events in the first nine months of 2001. DESIL will reinforce IT Holding's presence in the highest tier of eyewear, while ITF will introduce IT Holding S.p.A. in the perfumes and cosmetics business.

Mr. Tonino PERNA, Chairman and Chief Executive Officer of IT Holding affirmed: "Third quarter results are flattering and confirm the soundness of our business plan."

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (Reuters: ITH.MI - Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Extè, Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - Gianfranco Ferré Jeans, Gianfranco Ferré Sport, D&G, Versus, Versace Jeans, Just Cavalli, No Limits, Body Glove, Anna Sui, Zerorh+. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

For media enquiries:

Federico STEINER
Niccolo' MOSCHINI
BARABINO & Partners
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 027630391

Consolidated income statement

(not subject to auditors' report)

	(Euro '000)							
	30/09/2001 (nine months)		30/09/2000 (nine months)		30/09/2001 (three months)		30/09/2000 (three months)	
		% of net sales		% of net sales		% of net sales		% of net sales
Net sales	421,449	100.00	341,071	100.00	173,412	100.00	136,783	100.00
Gross operating margin	47,415	11.25	40,253	11.80	23,678	13.65	16,073	11.75
Amortisation/depreciation	(19,466)	(4.62)	(18,586)	(5.45)	(7,048)	(4.06)	(7,538)	(5.51)
Operating income (loss)	27,949	6.63	21,667	6.35	16,630	9.59	8,535	6.24
Net gains (losses) on foreign exchange	(1,030)	(0.24)	(1,801)	0.53	257	0.15	(2,042)	(1.49)
Net financial charges	(11,802)	(2.80)	(7,342)	(2.15)	(4,488)	(2.59)	(3,765)	(2.75)
Other net income	113	0.03	917	0.27	(234)	(0.13)	521	0.38
Income before taxation and extraordinary items	15,230	3.61	13,441	3.94	12,165	7.02	3,249	2.38
Extraordinary income (charges)	(1,631)	(0.39)	(369)	(0.11)	1,460	0.84	(485)	(0.35)
Income before taxation and minority interest	13,599	3.23	13,072	3.83	13,625	7.86	2,764	2.02
(Income) loss of minority interest	(26)	(0.01)	308	0.09	(163)	(0.09)	271	0.20
Net income for the period*	13,573	3.22	13,380	3.92	13,462	7.76	3,035	2.22

* not including taxation for the period

Consolidated balance sheet

(not subject to auditors' report)

	(Euro '000)		
	30/09/2001	30/06/2001	31/12/2000
Intangibile assets	151,852	147,638	148,632
Tangibile assets	53,499	50,484	49,230
Long-term financial assets	5,109	5,643	8,679
Fixed assets	**210,460**	**203,765**	**206,541**
Inventories	107,096	123,223	97,707
Trade receivables	146,871	54,569	75,015
Trade payables	(132,135)	(142,605)	(127,542)
Other net assets	30,203	48,028	21,968
Working capital	**152,035**	**83,215**	**67,148**
Severance pay fund	***(11,797)***	***(11,047)***	***(10,214)***
Net invested capital	**350,698**	**275,933**	**263,475**
Financed by:			
Medium-term financial payables	181,014	54,744	103,174
Short-term financial payables	54,713	126,609	58,388
Cash and cash equivalents	(34,339)	(39,261)	(36,237)
Net financial indebtedness	**201,388**	**142,092**	**125,325**
Net worth (including minority interest)	**149,310**	**133,841**	**138,150**
Sources of financing	**350,698**	**275,933**	**263,475**

IT HOLDING

ALLISON (IT HOLDING GROUP) WILL PRODUCE AND DISTRIBUTE FERRE' EYEWEAR.
THIS NEW AGREEMENT STRENGHTENS IT HOLDING POSITION IN THE HIGH-END EYEWEAR AND CONSOLIDATES ITS PRESENCE IN THE LUXURY GOODS MARKET.

Milan, Italy, December 3rd, 2001: Allison (IT Holding Group) acquired the license for the production and distribution of Gianfranco Ferré eyewear. The deal will start with the spring/summer 2002 collection to be launched next January 2002. In line with Allison strategy, this new collection will display a hundred models of the highest quality. Moreover, the acquisition of Desil will allow the production of exclusive gold-laminated frames.

"Allison is the ideal partner" - Gianfranco Ferré declared - "to develop Ferré brand in the eyewear sector, consistently with my style and the high quality of my collections."
"The acquisition of Ferré license strengthens our positioning in the high-end products" affirmed Silvio Vecellio Reane, CEO of Allison, "besides, this is the second time I have the pleasure to meet Ferré, whose eyewear collection I contributed to launch years ago. Ferré well-known brand together with a highly innovative and technological collection allow us to foresee Ferré volumes among the first five worldwide."

IT Holding group's third quarter consolidated net sales reached €421.4 million (+23% yoy). The company confirmed its €500 million net sales target for 2001.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Extè, Try, Romeo Gigli, Gentryportofino, Desil – as well as under license agreements – Gianfranco Ferré Jeans, Gianfranco Ferré Sport, D&G, Versus, Versace Jeans, Just Cavalli, No Limits, Body Glove, Anna Sui, Zerorh+. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media enquiries:

Federico STEINER
Niccolò MOSCHINI
BARABINO & Partners
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 027630391

IT HOLDING

SHAREHOLDERS' GENERAL MEETING EXTENDED THE BUY-BACK PLAN OF IT HOLDING SHARES.

MASSIMO BRUNELLI APPOINTED TO THE BOARD OF DIRECTORS.

Pettoranello di Molise (IS), Italy, December 20th, 2001: Today's Shareholders' General Meeting of IT Holding S.p.A., called by the majority shareholder P.A. Investments S.A., extended the authorization for the buy-back plan to the Board of Directors. The plan will expire in 18 months.

The General Meeting appointed Mr. Massimo BRUNELLI to the Board of Directors. IT Holding's Board has now six members and Mr. Tonino PERNA as President and Chief Executive Officer.

Massimo BRUNELLI, 43 years old, has a degree in Political Sciences from the University of Bologna and is a well-known executive to the Italian financial market, due to his extensive experience in Italy and in the U.S. He has been Chief Financial Officer of Telecom Italia, Enel, and Olivetti Group.

One of the minority shareholders raised two issues regarding the no competition rule and conflict of interest (ex art. 2390-2391 c.c.). Deemed to be not relevant, the two issues were rejected by the Board of Directors and the Board of Auditors.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Extè, Try, Romeo Gigli, Gentryportofino, Desil – as well as under license agreements – Gianfranco Ferré Jeans, Gianfranco Ferré Sport, D&G, Versus, Versace Jeans, Just Cavalli, No Limits, Body Glove, Anna Sui, Zerorh+. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media enquiries:

Federico STEINER
Niccolò MOSCHINI
BARABINO & Partners
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 027630391

IT HOLDING

IT HOLDING CONVENES SHAREHOLDERS' MEETING FOR INCREASE IN SHARE CAPITAL

Milan, March 13th, 2002: The Board of Directors of IT Holding S.p.A decided to request its shareholders to grant the Board of Directors proxies (pursuant to article 2443, second paragraph, of the Italian Civil Code) to increase the company's share capital to the nominal amount of €7,500,000 (seven million five hundred thousand) (such increase being permitted in one or several parts, and for an amount less than proposed, upon payment of a premium and to be effected within 5 years of the date on which approval of the increase is given) by way of an issue of up to 150,000,000 (one hundred and fifty million) new ordinary shares of a nominal value of €0.05 each and having the right to regular payment of dividends, to be offered to existing shareholders (pursuant to article 2441, paragraph 1 of the Italian Civil Code), for a total value of €110,000,000 (one hundred and ten million) including the nominal value and the premium, at a maximum price per share of not more than €3.00 (three).

The Directors of the company believe that, in light of the continuing growth of the company and the acquisitions made in the last years, a share capital increase is appropriate to achieve a better debt to equity ratio, so as to strengthen the financial position of the company.

If authorised by the shareholders' meeting, the Board of Directors of IT Holding S.p.A will decide the timing and the size of the capital increase, taking into account the financial market conditions at the time.

Depending on appropriate correct market conditions to ensure the success of the offer, the Board of Directors expects to use the granted proxies, at least in part, by the end of June 2002. The majority shareholder, PA Investments S.A., has indicated its intention to subscribe its own share of the capital increase, so as to retaining its current stake of 67.1% in the company's share capital.

The ordinary and extraordinary shareholders' meetings of IT Holding S.p.A for the purposes of deciding on the above-mentioned delegation has been convened for April 28th, 2002 (or, if adjourned, for May 6th, 2002).

The meeting of the Board of Directors to approve the financial statements as of December 31st, 2001, has been convened for March 28th, 2002.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Exte', Try, Romeo Gigli, Gentryportofino, Desil – as well as under license agreements – Gianfranco Ferre' Jeans, D&G, Versus, Versace Jeans, Just Cavalli, Anna Sui, Zerorh+. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Niccolò MOSCHINI
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

IT HOLDING

ITTIERRE S.P.A. (IT HOLDING GROUP) RENEWS ITS LICENSE AGREEMENTS WITH VERSACE

THE AGREEMENTS DEAL WITH VERSUS, VERSACE JEANS COUTURE, AND VERSACE JEANS SIGNATURE COLLECTIONS

Milan, Italy, March 20th , 2002: Ittierre S.p.A. (IT Holding Group) renewed today its three license agreements with Gianni Versace S.p.A. regarding the Versus, Versace Jeans Couture, and Versace Signature prêt-à-porter collections.

These 5-year contracts will start with the spring/summer 2003 and end with the fall/winter 2007-2008.

Ittierre S.p.A. and Gianni Versace S.p.A can recede from the contracts beforehand. In this case the contracts will end with the fall/winter 2005-2006 collection.

"We are extremely proud of renewing the partnership with one of the most prestigious and best-known Italian brands" said Mr. Tonino Perna, IT Holding Group's Chairman and Chief Executive Officer.

"Versace is one of the first licences that IT Holding acquired and a milestone of its development. We walked a long way together. The renewal of these agreements confirms our success history, which began in 1988, and IT Holding strategy. I am convinced that we will continue to achieve the satisfaction and the great results in terms of sales of these years" concluded Mr. Perna.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Exte', Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - Gianfranco Ferre' Jeans, D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Cell. 335424278
Niccolò MOSCHINI
Cell. 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

IT HOLDING

THE BoD DECIDES ON
1. THE ACQUISITION OF GIANFRANCO FERRÉ S.P.A.
2. THE ISSUE OF A €200 MILLION BOND
3. FISCAL YEAR 2001 RESULTS

Milan, Italy, March 28th, 2002: The Board of Directors decided today on

- Gianfranco Ferré S.p.A. acquisition
- the issue of a €200 million bond
- fiscal year 2001 results. Consolidated revenues were up 21.7% to €526.6 million, EBITDA was up 12.4% to €49.1 million

Maison Ferré acquisition is a milestone of IT Holding growth strategy, which began in 1999 through the integration of brands and firms, such as Malo, Extè, Romeo Gigli, Gentryportofino, Allison, and ITF. IT Holding strategic target is increasing the percentage of revenues, coming from owned brands, and enlarging our product offering in the luxury goods industry.

IT Holding integration supplies the Ferré maison with the appropriate industrial and commercial background and ensures its development in both the core business and new market segments.

"The Group has now the financial and industrial structure to integrate Ferré - said Mr. Perna, the Group's Chairman - so as to create value for our shareholders." IT Holding integration strategy has two points. First, the enlargement of the product offering, so as to leverage on the production facilities and the know-how of the Group. Second, the distribution will be more selective both on the wholesale and retail sides.

IT Holding paid for Gianfranco Ferré S.p.A. a total value of €161.7 million. The transaction will be executed by June 30, 2002 and have effect on IT Holding financial statements since January 1st, 2002.

Ferré evaluation by the Board of Directors is based on the appraisal by an independent expert and is within the range estimated by Abaxbank S.p.A. in a fairness opinion.

In 2001 *Gianfranco Ferré S.p.A. consolidated revenues were €50.9 million (+6.0% year on year).* Net sales were 60.2% of total revenues. Royalties amounted to €20.2 million.

Today, the Board of Directors decided on the issue of a €200 million bond. It is 3-year maturity bond, listed on Luxembourg Stock Exchange. The bond will be launched in the following weeks and is arranged by Efibanca S.p.A. and Unicredit Banca Mobiliare S.p.A. (UBM).

This bond issue is part of a plan which will rebalance the financial structure of the Group, together with a share capital increase, for a maximum amount of €110 million to be offered to

the existing shareholders. Efibanca S.p.A. and BPL Santander Central Hispano SIM S.p.A. are financial advisors and Joint-Global Coordinators for the share capital increase. PA Investments S.A. indicated its intention to subscribe its own share of the capital increase.

IT Holding reaches important targets. It strengthens its financial structure and rebalances the average maturity of its debt position.

The Board of Directors examined also 2001 financial results. Consolidated net sales were €526.6 million, increased by 21.7% year on year, in line with management guidance. In line with last years results, 40.0% of the revenues were in Italy, 36.8% in other European countries, 12.6% in North America, and 10.6% in other countries.

In terms of business divisions, net sales in the eyewear division were €45.1 million (+61.8% year on year), and out of total net sales were 8.0% versus 6.1% in 2000.

Gianfranco Ferré Jeans and Gianfranco Ferré Sport collections contributed significantly to the increase in revenues.

Cost of goods sold was 42.7% of total net sales versus 40.0% of 2000, due to a different product mix. However, there was an improvement in the fixed cost structure.

EBITDA was €49.1 million (+12.4% year on year) and 9.3% of total net sales. IT Holding reached the like-for-like double digit increase in EBITDA, in spite of a difficult environment for luxury goods.

EBIT was €22.1 million versus €21.1 million in 2000, almost unchanged.

Amortization and depreciation were €26.9 million from €22.6 million in 2000 and resulted from investments in stores refurbishment and openings (Malo boutiques).

Financial charges increased from €13.0 million to €16.2 million, due to an increase in working capital, resulting from the revenues growth.

Extraordinary charges, in the amount of €2.4 million, due to restructuring costs, reduced net income. Consequently, net earnings were €1.0 million versus €5.3 million in 2000.

"2001 results - said Mr. Tonino Perna, Group's Chairman - confirm our growth strategy and our capability to access new market segments. As a consequence of the growth, the development costs influenced our financial results, in terms of cost of goods sold and one-off charges."

"The company intends now to tap both the equity and the bond market - said Mr. Perna - to sustain the growth of following years. In 2002 year end, we estimate that net sales will be around €700 million - the first substantial results of last years investments."

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Exte', Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - Gianfranco Ferre' Jeans, D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

CONSOLIDATED INCOME STATEMENT

	(in thousands of Euro)				
	12/31/2001		12/31/2000		
		% of net sales		% of net sales	Growth %
Net sales	526,660	100.0	432,793	100.0	21.7
Cost of goods sold	(224,754)	42.7	(173,235)	40.0	29.7
Gross margin	301,906	57.3	259,558	60.0	16.3
Ebitda	49,078	9.3	43,660	10.1	12.4
Amortisation/depreciation	(26,934)	5.1	(22,630)	5.2	19.0
Ebit	22,144	4.2	21,030	4.9	5.3
Financial income (charges)	(16,206)	3.1	(13,053)	3.0	24.2
Extraordinary income (charges)	(4,835)	0.9	107	0.0	(4,601.9)
Result before taxes and minority interests	1,103	0.2	8,085	1.9	(86.4)
Income taxes	(106)	0.0	(2,779)	0.6	(96.2)
Result before minority interests	997	0.2	5,306	1.2	(81.5)
Minority interests in net income (loss)	(34)	0.0	38	0.0	(189.2)
Net income	**1,031**	**0.2**	**5,268**	**1.2**	**(80.4)**

CONSOLIDATED BALANCE SHEET

	(in thousands of Euro)	
	12/31/2001	**12/31/2000**
Intangible assets	152,592	148,632
Tangible assets	53,082	49,230
Long-term financial assets	5,126	8,679
Fixed assets	**210,800**	**206,541**
Inventories	128,251	97,707
Accounts receivable	73,274	75,015
Accounts payable	(146,194)	(127,542)
Other net assets (liabilities)	51,730	21,968
Working capital	**107,061**	**67,148**
Severance pay fund	**(11,967)**	**(10,214)**
Net invested capital	**305,894**	**263,475**
Financed by:		
Short term financial payables	173,756	103,174
Medium term financial payables	42,469	58,388
Cash and cash equivalents	(46,589)	(36,237)
Net financial indebtedness	**169,636**	**125,325**
Net worth (including minority interests)	**136,258**	**138,150**
Sources of financing	**305,894**	**263,475**

HOLDING

IN THE NEXT YEARS AFTER THE INTEGRATION OF FERRÉ IT HOLDING WILL DOUBLE REVENUES AND MARGINS

THE MANAGEMENT HELD TODAY AN ANALYST CONFERENCE

Milano, Italia, April 15th, 2002: The management of IT Holding Group organized an analyst presentation to illustrate the recent acquisition of Gianfranco Ferré maison. The Group aims at doubling revenues and margins in the next years (approximately) in 2005 thanks to Ferré integration.

IT Holding will deploy two main actions to integrate the Ferré maison. Licenses will be internalized and the distribution network will be streamlined.

The Group intends to balance revenues coming from owned brands with that coming from licenses.

The issue of a €200 million bond and a (intended) share capital increase for a maximum of €110 million are expected to improve the financial structure of the Group, in terms of Debt/Equity ratio.

"The mission of the Group - said Mr. Tonino Perna Chairman and Chief Executive Officer - "is to become a leading player in the luxury goods industry. We pursued a multi-brand and multi-product strategy based on outstanding Italian brands."

"We are a diversified but integrated Group" - continued Mr. Perna - "We started from the license business and developed the first ready-to-wear, then eyewear, accessories, perfumes, and, in the near future, jewels, and watches."

"Our key assets are brand control, communication investments, control over production and distribution" added Mr. Perna.

"IT Holding Group is able to be a leader in an industry where the mono-brand versus multi-brand strategy is the main strategic question. The Group results will produce an adequate return for the investments of the last two years."

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Gianfranco Ferré, Malo, Exte', Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

HOLDING

THE ANNUAL SHAREHOLDERS' MEETING APPROVED FISCAL YEAR 2001 RESULTS. CONSOLIDATED NET SALES WERE €526.6 MILLION (+21.7% YEAR ON YEAR) AND EBITDA WAS €49.1 MILLION (+12.4% YEAR ON YEAR, 9.3% OF CONSOLIDATES NET SALES).

THE SHAREHOLDERS' MEETING GRANTED PROXIES TO THE BOD FOR A SHARE CAPITAL INCREASE UP TO €110 MILLION.

MR. CLAUDIO DEMATTÉ AND MR. LUCA SOLCA JOIN THE BOARD OF DIRECTORS.

Pettoranello di Molise (IS), Italia, May 6th, 2002: IT Holding shareholders' meeting approved FY2001 annual report, showing consolidated sales of €526.6 million (up +21.7% year on year).

Net sales exceeded €500 million, one year before what the management anticipated to the financial community. This like-for-like result is particularly positive because of the tough economic environment.

In line with last year's results, 40.0% of the net sales were in Italy, 36.8% in other European countries, 12.6% in North America, and 10.6% in other countries.

In terms of business divisions, net sales in the eyewear division (Allison) were €45.1 million (+61.8% year on year), and 8.0% versus 6.1% in 2000 (out of net sales).

Consolidated financial statements were approved by majority. EBITDA was €49.1 million (+12.4% year on year and 9.3% of total net sales).

EBIT was €22.1 million almost unchanged year on year. Consequently, net earnings were €1.0 million, mainly due to extraordinary charges and restructuring costs.

"Today we are a leading player in the luxury goods industry - said Mr. Tonino Perna, Group's Chairman and Chief Executive Officer. We chose a multi-brand and multi-product strategy so as to exploit the potential of our brands. In 2002 net sales will exceed €700 million and the investments of the last years will give the first returns."

"2002 first quarter results (to be released on May 13th, 2002) give grounds to this strategy. Consolidated net sales were about €180 million" concluded Mr. Perna.

The shareholders' meeting named two new directors of the Board. Mr. Claudio Dematté - Chairman of RAI from 1993 to 1994 and Executive Director of Ferrovie della Stato from 1998 to 2001- and Mr. Luca Solca - partner of Boston Consulting Group (BCG).

HOLDING

"These two directors bring into the Board new important skills in terms of strategy and market competition" said Mr. Perna.

The other four members of the Board of Directors are Mr. Perna (Chairman and Chief Executive Officer), Mr. Massimo Brunelli, Mr. Bruno Assumma, and Mr. Antonio Di Pasquale.

The shareholders' meeting granted the Board of Directors proxies to increase the company's share capital to the nominal amount of €7.5 million (such increase being permitted in one or several parts, and for an amount less than proposed, upon payment of a premium and to be effected within 5 years of the date on which approval of the increase is given) by way of an issue of up to 150 million new ordinary shares of a nominal value of €0.05 each and having the right to regular payment of dividends, to be offered to existing shareholders, for a total value of €110 million, including the nominal value and the premium, at a maximum price per share of not more than €3.00.

The Board of Directors intends to use the proxies, at least in part, by June 2002, subject to market conditions.

The Directors of the company believe that a share capital increase and a €200 million bond, issued in April, are appropriate to strengthen the financial position of the company.

In 2002 IT Holding Group acquired Gianfranco Ferré maison. This deal is the most important part of the Group's strategy, carried out from 1999 through 2001. IT Holding Group acquired Malo, Gentryportofino, Romeo Gigli, Allison, and ITF so as to increase the revenues from owned brands and the Group's presence in the luxury goods market.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Malo, Extè, Try, Romeo Gigli, Gentryportofino - as well as under license agreements - Gianfranco Ferre' Jeans, D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

HOLDING

THE BOD APPROVED 1Q02 FINANCIAL RESULTS: LIKE-FOR-LIKE NET SALES INCREASED BY 18.8% (€185.2 MILLION VERSUS €155.9 MILLION IN 1Q01), EBITDA +39.8% (€26 MILLION, 14.1% ON NET SALES), EBIT WAS UP 53.5% (€19.1 MILLION VERSUS €12.5 MILLION IN 1Q01), AND PROFIT BEFORE TAXES UP 57.2%.

THE BOD CONFIRMED MR. TONINO PERNA AS CHAIRMAN AND CEO, MR. MASSIMO BRUNELLI AS EXECUTIVE DIRECTOR FOR FINANCE, AND APPOINTED MR. LUCA SOLCA EXECUTIVE DEPUTY CHAIRMAN.

Milano, Italia, May 13th, 2002: IT Holding's Board of Directors - player of the luxury goods industry and listed in the Italian Stock Exchange since 1997 - approved today the financial results of the first quarter 2002.

"These outstanding results are in line with our ambitious targets in terms of revenues growth and improvement of profitability after last three years' huge investments. These results reflect an increase in each business division and the success of the recently-launched activities" said Mr. Tonino Perna, Chairman and Chief Executive Officer.

"In the first months of 2002 we finalized the acquisition of the Ferré maison, launched a Eurobond successfully, and are now working on a share capital increase to be launched in the next months."

The Board of Directors confirmed Mr. Tonino Perna as Chairman and Chief Executive Officer, Mr. Massimo Brunelli as Executive Director for Finance, and appointed Mr. Luca Solca as Executive Deputy Chairman.

"The appointment of Mr. Luca Solca is a fundamental step in order to further strengthen our management and put up with the new challenges of a selective market. I am delighted to have Luca on board and am sure of his experience and enthusiasm will play a key role in the Group's development," continued Mr. Perna.

"Today there are all the premises so as to create value for our shareholders in the next years," concluded Mr. Perna.

The increase in net consolidated sales (€185.2 million, +18.8% year-on-year) contributed to the significant improvement in profitability.

HOLDING

As concerning the business sectors, the net sales of the apparel and accessories sector increased by 16.1% to €167.9 million.

The net sales of the eyewear sector increased significantly to €15.9 million (+34.3% year-on-year).

Net sales of the recently-launched perfume sector recorded a €2.3 million in the first quarter of 2002.

In more details, the increase in the EBITDA margin to 14.1% versus 12.0% in the first quarter of 2001 results from an improvement of efficiency in industrial operations. Thus, EBITDA was €26.0 million versus €18.6 million in the first three months of 2001.

EBIT was €19.1 million, recording an increase of 53.5% year-on-year (€12.5 million in the first quarter of 2001).

These like-for-like financial results are consistent with the management strategy and show a significant growth in the profit before taxes, i.e. €14.7 million versus €9.2 million in the first three months of 2001 (+57.2% year-on-year, 7.8% out of net sales).

Net financial indebtedness was €223.9 million, recording an increase of 32.0% versus year-end 2001, mainly due to the increase in net sales and seasonal trend of sales.

HOLDING

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Gianfranco Ferré, Malo, Extè, Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Mobile +39 335424278
Niccolò MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

HOLDING

CONSOLIDATED RECLASSIFIED INCOME STATEMENT

(unaudited)

	(In thousands of euro)				
	3/31/2002		3/31/2001		
		% on net sales		% on net sales	% Increase (Decrease)
Net sales	**185,177**	**100.00**	**155,881**	**100.00**	**18.79**
Cost of goods sold	(77,433)	41.82	(66,970)	42.96	15.62
Gross margin	**107,744**	**58.18**	**88,911**	**57.04**	**21.18**
SG&A	(81,706)	44.12	(70,280)	45.09	16.26
Ebitda	**26,038**	**14.06**	**18,631**	**11.95**	**39.76**
Amortization/depreciation	(6,898)	3.73	(6,160)	3.95	11.98
Ebit	**19,140**	**10.34**	**12,471**	**8.00**	**53.48**
Financial income (charges)	(3,809)	2.06	(2,425)	1.56	57.07
Extraordinary income (charges)	(860)	0.46	(839)	0.54	2.50
Profit before minority interests and taxes	**14,471**	**7.81**	**9,207**	**5.91**	**57.17**
Minority interests in net (income) loss	247	0.13	(8)	0.01	3,187.50
Profit before taxes	14,718	7.95	9,199	5.90	60.00

HOLDING

CONSOLIDATED FINANCIAL POSITION

(unaudited)

	3/31/2002	12/31/2001
Intangible assets	149,343	152,592
Tangible assets	53,548	53,082
Long-term financial assets	10,574	5,126
FIXED ASSETS	**213,465**	**210,800**
Inventories	113,367	128,251
Accounts receivables	153,315	73,274
Accounts payables	(137,808)	(146,194)
Other net assets (liabilities)	45,061	51,730
WORKING CAPITAL	**173,935**	**107,061**
SEVERANCE PAY FUND	**(12,330)**	**(11,967)**
NET INVESTED CAPITAL	375,070	305,894
Financed by:		
Short term financial payables	206,841	173,756
Medium term financial payables	42,759	42,469
Cash and cash equivalents	(25,736)	(46,589)
NET FINANCIAL INDEBTEDNESS	**223,864**	**169,636**
NET WORTH (including minority interests)	**151,206**	**136,258**
SOURCES OF FINANCING	375,070	305,894

HOLDING

DOLCE &GABBANA AND IT HOLDING RENEWED THE LICENSE AGREEMENT

THE AGREEMENT DEALS WITH D&G APPAREL AND ACCESSORIES LINE

Milano, Italia, May 29th, 2002: Ittierre S.p.A., part of the IT Holding Group, renewed today the license agreement with Dolce & Gabbana S.p.A. for the apparel and accessories line under the D&G brand.

The agreement has been renewed until the Fall/Winter 2006-2007 collection.

"Today's agreement with Dolce & Gabbana S.p.A. is very satisfying" - Mr. Tonino Perna, IT Holding's Chairman and Chief Executive Officer, said - "and is the result of the cooperation between Dolce & Gabbana's creativity and IT Holding's effective production and distribution platform. It is an ideal partnership that makes possible the worldwide success of the D&G brand."

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Gianfranco Ferré, Malo, Exte', Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1

HOLDING

THE BOD ESTABLISHES THE TERMS AND CONDITIONS OF THE SHARE CAPITAL INCREASE

Milano, Italia, June 3rd, 2002: the Board of Directors, pursuant to the powers granted to the same at the extraordinary shareholders' meeting of IT Holding S.p.A., resolved to increase the share capital of the company from €10.006.500,00 to €12.293.700,00, by issuing a maximum of 45.744.000 new dividend bearing shares, with a nominal value of €0,05.

The newly issued shares shall be offered in option to the shareholders at the conversion ratio of n. 8 new shares for every n. 35 held shares, at the price of €2,40, the sum of €2,35 representing the extra-price to be paid for each share. The total value for the newly issued shares shall be equal to 109.785.600,00, including the nominal value and the extra-price.

The majority shareholder PA Investments S.A. and Mr. Gian Franco Ferré undertook to underwrite the new shares pro quota.

The transaction shall take place in June 2002.

Efibanca S.p.A. and Santander Central Hispano SIM S.p.A. shall act as Coordinators for the transaction and lead the underwriting syndicate.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands - Gianfranco Ferré, Malo, Exte', Try, Romeo Gigli, Gentryportofino, Desil - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 0272023535

For investors inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1